MANAGEMENT DISCISSION ANALYSIS

FOR THE SIX MONTHS ENDED

OCTOBER 31, 2020

VIZSLA RESOURCES CORP. (FORMERLY VIZSLA CAPITAL CORP.) MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED OCTOBER 31, 2020 AND 2019

BASIS OF DISCUSSION & ANALYSIS AND DATE

This Management Discussion and Analysis ("MD&A") of the financial position and results of Vizsla Resources Corp. (the "Company" or "Vizsla") should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements for the six months ended October 31, 2020 and 2019. The MD&A was prepared to conform to National Instrument 51-102F1 and was approved by the Board of Directors prior to its release. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to read the Forward-Looking Statement disclaimer included with this MD&A.

The condensed interim consolidated financial statements and MD&A are presented in Canadian dollars, unless otherwise indicated, and have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The statements and any summary of results presented in the MD&A were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Please consult the audited consolidated financial statements for the years ended April 30, 2020 and 2019, and the condensed interim consolidated financial statements for the six months ended October 31, 2020 and 2019 for more complete financial information.

All of the Company's public disclosure filings, including its most recent management information circular, material change reports, press releases and other information, may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

DATE

This MD&A has been prepared based on information available to the Company as of December 18, 2020.

OVERALL PERFORMANCE

NATURE OF BUSINESS

Vizsla Resources Corp. was incorporated as Vizsla Capital Corp. under the Business Corporations Act (British Columbia) on September 26, 2017. On March 8, 2018, the Company changed its name to Vizsla Resources Corp. The shares of the Company are trading on the TSX Venture Exchange under the symbol "VZLA". The Company's principal business activity is the exploration of mineral properties. The Company currently conducts its operations in Mexico and Canada.

The head office and principal address of the Company is located at #700 -1090 West Georgia Street, Vancouver, B.C. V6E 3V7.

The Company has no substantial revenue and supports its operations through the sale of equity or assets such as mineral properties. The value of any mineral property is dependent upon the existence or potential existence of economically recoverable mineral reserves. See section related to "Risk Factors" in this statement.

VIZSLA RESOURCES CORP. (FORMERLY VIZSLA CAPITAL CORP.) MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED OCTOBER 31, 2020 AND 2019

OVERALL PERFORMANCE, CONTINUED

FINANCING

On June 18, 2020, the Company closed a prospectus offering issuing 10,752,500 common shares of the Company at a price of $0.43 per common share for gross proceeds of $4,623,575. The Company incurred finders' fees of $277,415, general share issuance costs of $142,025 and issued 645,150 finders warrants entitling the holder to purchase an additional common share of the Company at $0.43 per share for a period of two years. The Company recognized $135,034 as fair value of the finders' warrants.

On July 30, 2020, the Company closed a brokered private placement issuing 16,043,000 units at a price of $1.87 per unit for gross proceeds of $30,000,410. Each unit consist of one common share and one warrant exercisable at $2.40 and expiring on July 30, 2022. The Company paid finders' fees of $1,800,025, general share issuance costs of $273,395 and issued 962,580 finders warrants entitling the holder to purchase an additional common share of the Company at $1.87 per share for a period of two years. The Company recognized $1,225,053 as fair value of the finders' warrants.

On July 30, 2020, the Company closed a non-brokered private placement issuing 240,000 units of the Company at a price of $1.87 per unit for gross proceeds of $448,800. Each unit consist of one common share and one warrant exercisable at $2.40 and expiring on July 30, 2022. In connection with the financing, the Company paid finders' fees of $13,464 and general share issuance costs of $6,841.

EXERCISE OF STOCK OPTIONS AND WARRANTS

During the six months ended October 31, 2020, 5,054,870 warrants and 110,000 options were exercised for gross proceeds of $1,595,409 and $42,100, respectively.

EXPLORATION

PANUCO-COPALA PROJECT - MEXICO

During the six months ended October 31, 2020, the Company continued exploration program at Panuco-Copala flagship project with an aggressive drill program. The exploration program has comprised prospecting and detailed mapping and systematic sampling of surface and underground exposures which led to diamond drilling. Drilling has been carried out at nine prospects thus far with 29,000 metres of drilling carried out to date. Results thus far have been encouraging and an expanded program is anticipated for 2021.

RESULTS OF OPERATION

Exploration Projects

The Company's exploration activities are at an early stage and there are no known economically recoverable deposits of minerals on any of the Company's exploration properties. All activities of the Company are highly speculative in nature.

VIZSLA RESOURCES CORP. (FORMERLY VIZSLA CAPITAL CORP.) MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED OCTOBER 31, 2020 AND 2019

RESULTS OF OPERATION, CONTINUED

PANUCO- COPALA PROJECT

On August 8, 2019 Canam entered into an option agreement with Minera Rio Panuco SA de CV ("Panuco") whereby the Company can earn a 100% interest in certain concessions and assets by spending USD$2,000,000 in exploration by the second anniversary date of the agreement and paying a cumulative of USD$23,000,000. The option agreement was amended on May 6, 2020.

On September 9, 2019, Canam entered into option agreement with Silverstone Resources SA de CV ("Copala") whereby the Company can earn a 100% interest in certain concessions and assets by spending USD$1,423,000 in exploration by the second anniversary date of the agreement and paying a cumulative of USD$20,000,000.

Following is a summary of the terms of exercising the Options as renegotiated in 2020:

	Panuco		Copala
	Work	Payment	Work	Payment
	Commitment	(USD)	Commitment	(USD)
Milestone	(USD)		(USD)
On signing	$-	$450,000	$-	$335,575
12 month anniversary of signing	1,000,000	-	-	-
On November 02, 2020	-	280,000	711,500	450,000
24 month anniversary of signing	1,000,000	750,000	711,500	2,134,500
36 month anniversary of signing	-	2,600,000	-	2,846,000
48 month anniversary of signing	-	4,000,000	-	3,557,500
60 month anniversary of signing	-	5,000,000	-	4,269,000
72 month anniversary of signing	-	5,000,000	-	6,407,425
84 month anniversary of signing	-	5,000,000	-	-
Total	$2,000,000	$23,080,000	$1,423,000	$20,000,000

LOCATION AND CONCESSIONS

The Panuco Silver Project is located in the Panuco - Copala mining district in the municipality of Concordia in southern Sinaloa state along the western margin of the Sierra Madre Occidental physiographic province in western Mexico. The Panuco project area is accessed from Mazatlán via Federal Highway 15 to Villa Union and then on Highway 40 for a total of 56 kilometres. The project is centred at 23º19' North latitude and 105º54' West longitude.

The project comprises 103 approved mining concessions in nineteen blocks and covering a total area of 5,283 hectares and one application for one mineral concession submitted by Rio Panuco covering 688 hectares. The mineral concessions are held 100% by Panuco and Copala.

VIZSLA RESOURCES CORP. (FORMERLY VIZSLA CAPITAL CORP.) MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED OCTOBER 31, 2020 AND 2019

RESULTS OF OPERATION, CONTINUED

PANUCO- COPALA PROJECT, CONTINUED

GEOLOGY

The Panuco project is located along the western margin of the Sierra Madre Occidental ("SMO"), a high plateau and physiographic province that extends from the U.S.A. - Mexico border to the east- trending Trans Mexican Volcanic Belt. The SMO is an igneous province recording continental magmatic activity from the Late Cretaceous to the Miocene that has been separated into two main episodes.

The first episode, termed the Lower Volcanic Complex ("LVC") comprises an intermediate intrusive suite including the Sonora, Sinaloa and Jalisco batholiths and associated volcanic components of the Tarahumara Formation in Sonora and equivalent volcanic rocks in the Jalisco block. This period of magmatic activity is associated with the Laramide orogeny and occurred from 80 to 50 million years ago ("Ma"). The second magmatic episode is dominated by rhyolitic ignimbrites that built one of the earth's largest silicic volcanic provinces and has been termed the Upper Volcanic Supergroup ("UVS"). These dominantly rhyolitic lavas were extruded in two episodes; from ~35 to 29 Ma and from 24 to 20 Ma. The western part of the SMO is cut by normal fault systems associated with the Gulf of California rift and subsequent extensional basins that developed between ~27Ma and 15Ma contain continental sedimentary rocks. The continental sedimentary rocks occur in a north-northwest trending belt extending from western Sonora to most of Sinaloa.

The basement to the SMO is locally exposed in Sinaloa and comprises folded metasedimentary and metavolcanic rocks, deformed granitoids, phyllitic sandstones, quartzites and schists that range in age from Jurassic to Early Cretaceous (Montoya-Lopera et al, 2019).

In the broader project area, the LVC comprises granite, granodiorite and diorite intrusions of the in Late Cretaceous to Early Paleocene San Ignacio and Eocene Piaxtla batholiths. Andesite lavas and ignimbrites cover these batholiths and are locally intruded by Eocene intrusive rocks. The UVS and LVC are separated by intermontane basins in the project area and these basins are filed with continental conglomerates and sandstones. The UVS consists of two episodes of silicic ignimbrites, and minor basaltic lavas and rhyolitic domes. A ~32 to 30 Ma sequence of ignimbrites occur east toward Durango state while the second ~24-23.5 Ma sequence is present further to the west in Sinaloa.

The structure of the project area is dominated by north-northwest trending extensional faults of the Pueblo Nuevo - Tayoltita fault system. The extensional belt is associated with aligned rhyolite domes and Late Oligocene to Middle Miocene grabens.

On the local scale, the LVC is divided by into a series of informal units. From the stratigraphic base, these are the Socavón Rhyolite, Buelna Andesite and Portal Rhyolite. Overlying this sequence of interlayered volcanic rocks are the Productive Andesite. The Productive Andesite is intruded by the intermediate Arana Intrusive Andesite and Arana Intrusive Diorite and a felsic suite of intrusions including the Piaxtla Granite, Santa Lucia, Bolaños and Santa Rita dykes.

The intermediate intrusions have K/Ar age ranging from 39.9±1 to 36.6±1 Ma and U/Pb dating for rocks of the Piaxtla Granite yielded an age of 47.8±1.0 Ma. An erosional unconformity defined by Las Palmas and Camichin conglomerate and red beds separates the LVC from the UVS which comprises a thick section of ignimbrites, breccias and flows. The most prominent structures are major north- northwest trending normal faults that have formed a number of blocks that have been tilted to the east- northeast or west-southwest. These fault blocks represent northeast-southwest extension.

VIZSLA RESOURCES CORP. (FORMERLY VIZSLA CAPITAL CORP.) MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED OCTOBER 31, 2020 AND 2019

RESULTS OF OPERATION, CONTINUED

PANUCO- COPALA PROJECT, CONTINUED

MINERALIZATION

Mineralization on the property comprises a number of epithermal quartz veins. To date approximately 75 kilometres of these veins have been traced by Vizsla and previous workers. Individual vein corridors are up to 3.7 kilometres long and range from decimeters to greater than 10 metres in width. Veins have narrow envelopes of silicification, local argillic alteration and are commonly marked by clay gouge. More distal alteration comprises propylitic alteration as chlorite.

The best mineralization along this fault corridor comprises hydrothermal quartz breccia with grey silica in the matrix and white or grey quartz clasts. The grey colour is due to the presence of very fine- grained disseminated sulphides, presumed to be mainly argentite or acanthite. A number of hydrothermal breccias have been discriminated to date by Vizsla and breccias with grey quartz occurring more commonly at lower levels of the fault structures and more barren white quartz-rich breccias occur in the upper part of the mineralized zone. Locally, mineralized zones are cut by narrow, banded quartz veins with thin dark bands of argentite / acanthite and pyrite. In the higher-grade zones fine-grained pyrite is disseminated in the quartz with rare fine-grained sphalerite and / or galena. Bladed quartz pseudomorphs after calcite have been noted at a number of locations within the fault zone and are indicative of boiling conditions. All the mineralized zones have been cut by later quartz veinlets with a mix of white quartz and purple amethyst. The amethyst is thought to be related to mixing of near surface waters as the hydrothermal system is collapsing, as has been noted at the nearby San Dimas district (Montoya-Lopera et al, 2019).

The main structural corridors are Animas-Refugio, Cordon del Oro, Cinco Señores, Napoleon and La Colorada. Each structural corridor contains multiple identified prospects.

EXPLORATION UPDATE

Vizsla uses a multiple phase method of exploration. The initial activity consists of prospecting, surface mapping and sampling to identify areas of interest. The next phase is detailed mapping and systematic sampling. Mapping and sampling of mine workings are also performed to define potential areas for future work. Approximately 2,500 surface samples and 640 underground channel samples were collected and sent for laboratory analysis by Vizsla staff since work by the company began. The prospects are then catalogued and prioritized for drilling.

Since November 2019, nine prospects have been drill tested. They are La Pipa, Mariposa, Paloma, Honduras, Papayo, Napoleon, San Carlos, Tajitos, and Agua Zarca. To date, 29,000 m of PQ and HQ diameter drilling has been completed and approximately 5,700 samples were taken for laboratory analysis.

PLANS FROM OCT 31, 2020 TO OCT 31, 2021

Drilling is planned to continue with current 5 rigs on site, increasing to eight rigs by July 1, 2021. Surface mapping, sampling and target generation will continue at the current levels. Other activities planned for this period include electromagnetic (EM) and drone magnetic geophysical surveys during H1 of 2021.

VIZSLA RESOURCES CORP. (FORMERLY VIZSLA CAPITAL CORP.) MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED OCTOBER 31, 2020 AND 2019

RESULTS OF OPERATION, CONTINUED

TECHNICAL DISCLOSURE

All technical disclosure covering the Company's mineral properties was prepared under the supervision of Stewart Harris, P.Geo an independent consultant for the Company and a "Qualified Person" within the meaning of NI 43-101.

FINANCIAL RESULTS

For the six months ended October 31, 2020 ("2020"), Vizsla incurred a net loss of $6,381,006 compared to $439,621 for the six months ended October 31, 2019 ("2019"). Increase in operations and expansion of the Company to support the increased operations resulted in an increase in costs and the net loss for 2020. Stock base compensation and amortization are non-cash items. Excluding the non-cash items, the loss for 2020 is $2,419,345 compared to $439,384 for 2019.

The Company spend $3.6 million of exploration expenses on the Panuco-Copala project during the period. The discovery on the project warranted a company awareness program. The Company launched a comprehensive marketing plan to bring awareness to the Vizsla brand. This resulted in substantial cost being incurred on marketing. During 2020, the Company continued building its management and support staff and brining all the corporate functions inhouse and expanding the administration functions in Mexico to support the exploration program. These corporate actions resulted in an increase of $1 million in marketing expense, $0.5 million in consulting fees, and $100,000 in office and miscellaneous expenses. The Company recorded an exchange loss of $120,059 during 2020. Generative exploration costs decreased by $62,000 in 2020 compared to 2019, since the Company's focus was the Panuco-Copala project.

The table below shows the major variances.

	2020	2019	Variance
	$	$	$
Consulting fees	635,880	73,643	562,237
Insurance	42,102	3,698	38,404
Exploration	28,743	46,912	(18,169)
Marketing	1,128,256	19,722	1,108,534
Office and miscellaneous	166,015	33,021	132,994
Professional fees	206,644	67,948	138,696
Share based compensation	3,957,487	189,525	3,767,962
Transfer agent and filing	55,365	14,171	41,194
Travel and promotion	36,281	28,179	8,102

VIZSLA RESOURCES CORP. (FORMERLY VIZSLA CAPITAL CORP.) MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED OCTOBER 31, 2020 AND 2019

SUMMARY OF QUARTERLY RESULTS

Selected quarterly information for each of the eight most recently completed financial periods is set out below. All results were compiled using IFRS.

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
				January	October			January
	October 31,	July 31,	April 30,	31,	31,	July 31,	April 30,	31,
	2020	2020	2020	2020	2019	2019	2019	2018

Revenues	-	-	-	-	-	-	-	-

Net loss	4,319,749	2,061,257	969,948	2,320,405	439,621	477,056	399,971	472,032

Loss per common share	$(0.05)	$(0.06)	$(0.02)	$(0.06)	$(0.01)	$(0.01)	$(0.03)	$(0.01)

The variance on January 31, 2020, was the stock base compensation recognized compared to the previous quarters. The variance from April 30, 2020, onwards were related to expansion of operations discussed under financial results. The net loss for the quarter one and two of 2020 includes $968,100 and $2,989,387 of stock base compensation expense.

LIQUIDITY

The Company's cash and cash equivalents at October 31, 2020, were $29,393,591 compared to $2,583,910 at April 30, 2020. The Company had working capital of $30,817,011 at October 31, 2020, compared to working capital of $2,810,282 at April 30, 2020. The increase in working capital is primarily due to the three financings completed during the six months ended October 31, 2020 for gross proceeds of $35 million.

During the six months ended October 31, 2020, $3.6 million was used in operating activities compared to $746,359 during the comparative period. Investing activities used $3.6 million during 2020 compared to $1.1 million in 2019. Increase is due to the Panuco-Copala exploration program.

The Company's financial instruments are cashable at any time without restriction.

The Company has no long-term debt or commitments.

As the Company has limited or no revenues, its ability to fund operations is dependent upon its ability to secure financing through the sale of equity or assets. The value of any mineral property is dependent upon the existence of economically recoverable mineral reserves, or the possibility of discovering such reserves, or proceeds from the disposition of such properties. See Section "Risk Factors", below.

VIZSLA RESOURCES CORP. (FORMERLY VIZSLA CAPITAL CORP.) MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED OCTOBER 31, 2020 AND 2019

CAPITAL RESOURCES

The Company had 91,049,998 issued and outstanding common shares as of October 31, 2020, (April 30, 2020 - 58,895,348).

The Proceeds from private placements (described under overall performance) will be used for exploration and general working capital purposes.

During the six months ended October 31, 2020, the Company issued 17,890,732 warrants with a weighted average exercise price of $2.30 in relation to the three financings that were completed. During the six months ended October 31, 2020, 5,054,870 warrants were exercised for gross proceeds of $1,595,409.

During the six months ended October 31, 2020, the Company issued 3,540,000 options with a weighted average exercise price of $1.51. During the six-month ended October 31, 2020, 45,000 options were cancelled, and 110,000 options were exercised for gross proceeds of $42,000.

The fair value of the options granted was calculated using the Black-Scholes option pricing model with a risk-free interest rate of 0.32%-0.43%, expected volatility of 112% and zero expected dividend yield for a five-year term. The Company recorded total fair value of $3,957,487 as share based compensation for the Six months ended October 31, 2020.

OFF-BALANCE SHEET ARRANGEMENTS

As a policy, the Company does not enter into off-balance sheet arrangements with special-purpose entities in the normal course of business, nor does it have any unconsolidated affiliates.

TRANSACTIONS WITH RELATED PARTIES

a) During the six months ended October 31, 2020, the Company paid the CEO, CFO and VP Exploration $276,667 in consulting fees as compensation compared to $78,000 during the six months ended October 31, 2019.

b) During the six months ended October 31, 2020, the Company paid $70,000 (October 31, 2019 - $Nil) to the independent directors for their services.

c) During the six months ended October 31, 2020, the Company paid $88,500 (October 31, 2019

- $58,650) to a company controlled by the CEO and the chairman of the Company for rent expenses.

d) The Company has granted 2,460,000 (October 31, 2019: 1,223,000) stock options in total to directors, officers, and consultants of the Company.

e) As of October 31, 2020, $60,656 (April 30, 2020, $25,253) was payable to directors and officers of the Company.

PROPOSED TRANSACTIONS

There are no proposed transactions as of the date of this MD&A.

VIZSLA RESOURCES CORP. (FORMERLY VIZSLA CAPITAL CORP.) MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED OCTOBER 31, 2020 AND 2019

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company's consolidated financial statements requires management to make certain estimates that affect the amounts reported in the consolidated financial statements. The accounting estimates considered to be significant include the recognition of deferred income tax assets and share-based compensation.

Deferred income tax assets

The Company does not believe it is likely that current tax losses will be utilized before they expire, therefore related deferred tax assets have not been recognized in the consolidated financial statements. When the situation changes, such that the future tax benefits of unused tax losses and other deductions carried forward are more likely to be realized, the deferred tax assets will be recorded in the accounts of the Company.

Share-based compensation

Calculating share-based compensation requires estimates of expected volatility in the share price, risk-free interest rates, number of options expected to vest, and a determination that standard option pricing models such as Black-Scholes fairly represent the actual compensation associated with options. Share price volatility is calculated using the Company's own trading history. The risk-free interest rate is obtained from the Bank of Canada zero coupon bond yield for the expected life of the options. The Company believes that the Black-Scholes option pricing model is appropriate for determining the compensation cost associated with the grant of options.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

There has been no adoption or recognition of accounting policies other than that are disclosed in the note 3 to the annual audited consolidated financial statements for the years ended April 30, 2020 and 2019.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's activities expose it to a variety of financial risks, which include foreign currency risk, credit risk and liquidity risk. The Company's risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company's financial performance.

Foreign Currency Risk

The Company incurs certain expenses in currencies other than the Canadian dollar. The Company is subject to foreign exchange risk as a result of fluctuations in exchange rates. The Company manages this risk by maintaining bank accounts in US dollars and Mexican pesos to pay foreign currency expenses as they arise. Receipts in foreign currencies are maintained in those currencies. The Company does not undertake currency hedging activities. The Company also does not attempt to hedge the net investment and equity of integrated foreign operations.

VIZSLA RESOURCES CORP. (FORMERLY VIZSLA CAPITAL CORP.) MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED OCTOBER 31, 2020 AND 2019

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS, CONTINUED

Credit Risk

Credit risk is the risk of an unexpected loss if a counterparty or third party to a financial instrument fails to meet its contractual obligations. To reduce credit risk, cash and cash equivalents are on deposit at major financial institutions.

The Company is not aware of any counterparty risk that could have an impact on the fair value of the cash and cash equivalents.

The carrying value of the financial assets represents the maximum credit exposure. The Company minimizes credit risk by reviewing the credit risk of the counterparties to its arrangements prior to entering into such agreements.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements on an ongoing basis, including exploration plans. The Company attempts to ensure that there are sufficient funds to meet its short- term business requirements, considering its anticipated cash flows from operations and holdings of cash and cash equivalents.

OTHER REQUIREMENTS

Risks Factors and Uncertainties

Sensitivity Analysis

The Company measures the effect on total assets or total receipts of reasonably foreseen changes in interest rates and foreign exchange rates. The analysis is used to determine if these risks are material to the financial position of the Company. On the basis of current market conditions, the Company has determined that a 1% change in interest rates or a 10% change in foreign exchange rates would be immaterial. Actual financial results for the coming year will vary since the balances of financial assets are expected to decline as funds are used for Company expenses.

Overview

The Company is subject to many risks that may affect future operations over which the Company has little control. These risks include, but are not limited to, intense competition in the resource industry, market conditions and the Company's ability to access new sources of capital, mineral property title, results from property exploration and development activities, and currency fluctuations. The Company has a history of recurring losses and there is no expectation that this situation will change in the foreseeable future.

VIZSLA RESOURCES CORP. (FORMERLY VIZSLA CAPITAL CORP.) MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED OCTOBER 31, 2020 AND 2019

OTHER REQUIREMENTS (CONTINUED)

Risks Factors and Uncertainties (continued)

Competition

Other exploration companies, including those with greater financial resources than the Company, could adopt or may have adopted the same business strategies and thereby compete directly with the Company, or may seek to acquire and develop mineral claims in areas targeted by the Company. While the risk of direct competition may be mitigated by the Company's experience and technical capabilities, there can be no assurance that competition will not increase or that the Company will be able to compete successfully.

Access to Capital

The exploration and subsequent development of mineral properties is capital intensive. Should it not be possible to raise additional equity funds when required, the Company may not be able to continue to fund its operations which would have a material adverse effect on the Company's potential profitability and ability to continue as a going concern. At present, the Company has cash resources to fund planned exploration for the next twelve months. Timing of additional equity funding will depend on market conditions as well as exploration requirements.

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. These conditions may persist for an indeterminate period of time.

Foreign Operations and Political Risk

The Company's mineral properties are located in Canada, Mexico, and the United States. In foreign jurisdictions, mineral exploration and mining activities may be affected in varying degrees by political or economic instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws and mining laws. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may materially adversely affect its business, or if significant enough, may make it impossible to continue to operate in certain countries. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and exploration health and safety. These risks are not unique to foreign jurisdictions and apply equally to the property interest in Canada.

VIZSLA RESOURCES CORP. (FORMERLY VIZSLA CAPITAL CORP.) MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED OCTOBER 31, 2020 AND 2019

OTHER REQUIREMENTS (CONTINUED)

Risks Factors and Uncertainties (continued)

Mineral Property Tenure and Permits

The Company has completed a review of its mineral property titles and believes that all requirements have been met to ensure continued access and tenure for these titles. However, ongoing requirements are complex and constantly changing so there is no assurance that these titles will remain valid. The operations of the Company will require consents, approvals, licenses and/or permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary consents, approvals, licenses and permits that may be required to carry out exploration, development and production operations at its projects.

Although the Company acquired the rights to some or all of the resources in the ground subject to the tenures that it acquired, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures. In such cases, applicable laws usually provide for rights of access to the surface for the purpose of carrying on exploration activities, however, the enforcement of such rights can be costly and time consuming. It is necessary, as a practical matter, to negotiate surface access.

There can be no guarantee that, despite having the right at law to access the surface and carry-on exploration activities, the Company will be able to negotiate a satisfactory agreement with existing landowners for such access, and therefore it may be unable to carry out exploration activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdictions.

Speculative Nature of Mineral Exploration and Development

The exploration for and development of mineral deposits involves significant risk which even a combination of careful evaluation, experience and knowledge may not adequately mitigate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. There is no assurance that commercial quantities of ore will be discovered on any of the Company's properties. Even if commercial quantities of ore are discovered, there is no assurance that the mineral property will be brought into production. Whether a mineral deposit will be commercially viable depends on a number of factors, including the particular attributes of the deposit, such as its size, grade, metallurgy, and proximity to infrastructure; commodity prices, which have fluctuated widely in recent years; and government regulations, including those relating to taxes, royalties, land tenure, land use, aboriginal rights, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, and the Company's business may be adversely affected by its inability to advance projects to commercial production.

Uninsured or Uninsurable Risks

The Company may become subject to liability for pollution or hazards against which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company's evaluation of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and operating activities.

VIZSLA RESOURCES CORP. (FORMERLY VIZSLA CAPITAL CORP.) MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED OCTOBER 31, 2020 AND 2019

OTHER REQUIREMENTS (CONTINUED)

Risks Factors and Uncertainties (continued)

Commodity Prices

The prices of gold, silver, copper, lead, zinc, moly, and other minerals have fluctuated widely in recent years and are affected by a number of factors beyond the Company's control, including international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, consumption patterns, and speculative activities and increased production due to improved exploration and production methods. Fluctuations in commodity prices will influence the willingness of investors to fund mining and exploration companies and the willingness of companies to participate in joint ventures with the Company and the level of their financial commitment. The supply of commodities is affected by various factors, including political events, economic conditions and production costs in major producing regions. There can be no assurance that the price of any commodities will be such that any of the properties in which the Company has, or has the right to acquire, an interest may be mined at a profit.

Conflicts of Interest

Certain directors and officers of the Company also serve as directors, officers and advisors of other companies involved in natural resource exploration and development. To the extent that such companies may participate in ventures with the Company, such directors and officers may have conflicts of interest in negotiating and concluding the terms of such ventures. Such other companies may also compete with the Company for the acquisition of mineral property rights. In the event that any such conflict of interest arises, the Company's policy is that such director or officer will disclose the conflict to the board of directors and, if the conflict involves a director, such director will abstain from voting on the matter. In accordance with the Business Corporations Act (BC), the directors and officers of the Company are required to act honestly and in good faith with a view to the best interests of the Company.

Dependence Upon Others and Key Personnel

The success of the Company's operations will depend upon numerous factors including its ability to attract and retain additional key personnel in exploration, marketing, joint venture operations and finance. This will require the use of outside suppliers as well as the talents and efforts of the Company and its consultants and employees. There can be no assurance that the Company will be successful in finding and retaining the necessary employees, personnel and/or consultants in order to be able to successfully carry out such activities. This is especially true as the competition for qualified geological, technical personnel and consultants can be particularly intense.

Government Regulation

The Company operates in an industry which is governed by numerous regulations, including but not limited to, environmental regulations as well as occupational health and safety regulations. Most of the Company's mineral properties are subject to government reporting regulations. The Company believes that it is in full compliance with all regulations and requirements related to mineral property interest claims. However, it is possible that regulations or tenure requirements could be changed by the respective governments resulting in additional costs or barriers to development of the properties. This would adversely affect the value of properties and the Company's ability to hold onto them without incurring significant additional costs. It is also possible that the Company could be in violation of, or non-compliant with, regulations it is not aware of.

VIZSLA RESOURCES CORP. (FORMERLY VIZSLA CAPITAL CORP.) MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED OCTOBER 31, 2020 AND 2019

OTHER REQUIREMENTS (CONTINUED)

Risks Factors and Uncertainties (continued)

Effects of COVID-19

COVID-19 (the coronavirus) has threatened a slowdown in the global economy as well as caused volatility in the global financial markets. While the full impact of COVID-19 on the global economy is uncertain, the rapid spread of COVID-19 may have an adverse effect on the Company's financial position. The extent to which COVID-19 may impact the Company's business will depend on future developments such as the geographic spread of the disease, the duration of the outbreak, travel restrictions, physical distancing, business closures or business disruptions and the effectiveness of actions taken in Canada and other countries to contain and treat the disease. Although it is not possible to reliably estimate the length or severity of these developments and their financial impact as of the date of approval of these condensed interim consolidated financial statements, continuation of the prevailing conditions could have a significant adverse impact on the Company's financial position and results of operations for future periods.

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

The significant components of general and administrative expenditures are presented in the consolidated financial statements. Significant components of mineral property expenditures are included in Section Results of Operations.

Outstanding Share Data

As of the date of this MD&A, the Company had 91,095,718 issued and outstanding common shares. In addition, the Company has 8,728,000 options outstanding that are expiring through October 1, 2025, and 23,830,759 warrants outstanding that are expiring through July 30, 2022. Details of issued share capital are included in Note 4 of the condensed interim consolidated financial statements for the six months ended October 31, 2020.

OTHER INFORMATION

All technical reports on material properties, press releases and material change reports are filed on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This document includes certain forward-looking statements concerning the future performance of the Company's business, its operations, its financial performance and condition, as well as management's objectives, strategies, beliefs and intentions. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend" and similar words referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management. All forward-looking information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties. Factors that may cause actual results to vary from forward looking statements include, but are not limited to, the Company's ability to access capital, the speculative nature of mineral exploration and development, fluctuating commodity prices, competitive risks and reliance on key personnel, as described in more detail in this document under "Risk Factors and Uncertainties". Statements relating to estimates of reserves and resources are also forward- looking statements as they involve risks and assumptions (including, but not limited to, assumptions with respect to future commodity prices and production economics) that the reserves and resources described exist in the quantities and grades estimated and are capable of being economically extracted. Actual events or results may differ materially from those projected in the forward-looking statements and we caution against placing undue reliance thereon.